Exhibit 99.2

Navios Maritime Holdings Inc. Announces Senior Leadership Changes

MONACO — (Marketwired) — 12/22/14 — Navios Maritime Holdings Inc. (NYSE: NM)

•	Shunji Sasada - President

•	Ted Petrone - Vice Chairman

•	Tom Beney - Senior Vice President

Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: NM) today announced several senior leadership changes effective as of January 1, 2015.

Shunji Sasada has been promoted to President of Navios Corporation and appointed as a member of the board of Navios Holdings. Mr. Sasada has served Navios in various capacities over the past 17 years, most recently as Chief Operating Officer of Navios Corporation and as a director, since their formation, of both Navios Maritime Partners L.P. (“Navios Partners”) and Navios Maritime Midstream Partners L.P. (“Navios Midstream”). Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. Mr. Sasada is a member of the North American Committee of Nippon Kaiji Kyokai and has a B.A. in business from Keio University, Tokyo.

Ted C. Petrone has been appointed as Vice Chairman of Navios Corporation. During his 34 years of employment at Navios, Mr. Petrone served in various capacities most recently as President and a member of the board of Navios Holdings and Navios Maritime Acquisition Corporation (“Navios Acquisition”). Mr. Petrone will continue to serve on the board of Navios Acquisition. Mr. Petrone graduated from New York Maritime College with a B.S. in maritime transportation and served aboard U.S. Navy(Military Sealift Command) tankers.

Angeliki Frangou, Chairman and CEO of Navios Holdings stated, “Shunji, Ted and I have worked together for years and have formed a deep personal bond. Together, we have been able to develop and execute our key initiatives and continue Navios’ record of success. Today, we welcome Shunji to his new leadership role, where we will continue to enjoy his substantial depth of knowledge, many years of experience and deep industry relationships. We also wish Ted well as he transitions from his current responsibilities to focusing on the continued development of Navios Acquisition and Navios Midstream.”

In addition, Tom Beney has joined Navios Corporation as Senior Vice President - Commercial Affairs, where he will work to further strengthen and promote Navios’ trading and commercial activities. For the past 15 years, Mr. Beney worked at various capacities at Cargill, most recently as President of Cargill Ocean Transportation USA. Mr. Beney started his career at Navios in 1991, where he represented the company on the Baltic Exchange in London. Mr. Beney has a BSC in Maritime Business from Plymouth University.

Angeliki Frangou, stated, “We welcome Tom back to Navios where he embarked on his career over 20 years ago. Tom adds the perspective of someone who has worked at a global commodity company, and his experience will be a valued addition.”

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’subsidiaries. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings, including market conditions. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.